1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ERIC D. SIMANEK

eric.simanek@dechert.com +1 202 261 3424 Direct +1 202 261 3048 Fax

February 13, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”)
File	Nos. 333-35883 and 811-08361

Dear Ms. Vroman-Lee:

This letter responds to comments you provided to John M. Thornton and me in a telephonic discussion on December 18, 2013, with respect to your review of Post-Effective Amendment No. 39 (“PEA No. 39”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on November 13, 2013. PEA No. 39 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering Institutional Shares and Service Shares of Goldman Sachs Strategic Income Fund (the “Fund”, a new series of the Registrant). We have reproduced your comments below, followed by our responses.

General Comments

1.	Comment: PEA No. 39 omitted certain information required by Form N-1A for registration statements of registered investment companies. Please confirm that all required information will be filed with the SEC in the Registrant’s upcoming post-effective amendment filing(s) to its registration statement with respect to the Fund.

Response: The Registrant hereby confirms that it will include in the Fund’s registration statement all information required by Form N-1A.

2.	Comment: Please confirm that the series and class identifiers on the EDGAR filing system reflect the Fund’s name.

February 13, 2014 Page 2

Response: The Registrant hereby confirms that the EDGAR series and class identifiers reflect the Fund’s proper name, and those of its share classes.

3.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

Prospectuses

4.	Comment: Please note that the “Annual Fund Operating Expenses” table in each Prospectus does not include fee or expense information and is therefore incomplete. Additionally, please note that Form N-1A does not permit fee waivers or expense limitations to be reflected in the “Annual Fund Operating Expenses” table unless such waiver or limitation will reduce fund operating expenses and will remain in effect for no less than one year from the effective date of the registration statement. Please confirm that these requirements will be met, or delete the expense limitation line and corresponding footnote.

Response: The Registrant hereby confirms that all information required by Form N-1A relating to the Fund’s “Annual Fund Operating Expenses” will be included in the Fund’s registration statement. Additionally, the Registrant hereby confirms that the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table will reduce Fund operating expenses and will remain in place for at least one year from the effective date of the registration statement.

5.	Comment: Please delete the last sentence of footnote 2 to the “Annual Fund Operating Expenses” table (“The Fund’s ‘Other Expenses’ may be further reduced by any custody and transfer agency fee credits received by the Fund.”) in each Prospectus, as such disclosure is neither required nor permitted by Form N-1A.

Response: Instruction 3(e) to Item 3 of Form N-1A permits funds to show the effects of expense reimbursement or fee waiver arrangements if certain conditions are satisfied, and requires disclosure regarding these arrangements. The Fund believes that the inclusion of the sentence in question is necessary for investors to understand the full scope of the Fund’s expense limitation arrangement (i.e., that it is applied irrespective of any custody and transfer agency fee credits, which would further reduce expenses), and therefore the Fund respectfully declines to incorporate this comment.

6.	Comment: Please revise the disclosure in the “Principal Strategy” section of each Prospectus’s Summary section to state that the Fund may take temporary defensive positions, as currently disclosed in the section captioned “Investment Management Approach – Principal Investment Strategies.”

February 13, 2014 Page 3

Response: Instruction 6 to Item 9(b)(1) of Form N-1A requires that a fund disclose its policies with respect to taking temporary defensive positions. As noted in this comment, the Fund does provide this disclosure in a separate section of each Prospectus in accordance with the Form requirement. Item 4(a) of Form N-1A requires a fund to summarize how it intends to achieve its investment objective by identifying its principal investment strategies, and makes no mention of a fund’s policies with respect to temporary defensive positions. The Fund does not anticipate that taking temporary defensive positions will be part of its principal investment strategies. Accordingly, the Registrant respectfully declines to modify its disclosure in this regard.

7.	Comment: Please discuss supplementally why you believe the Bank of America Merrill Lynch U.S. Dollar Three-Month LIBOR Constant Maturity Index to be an appropriate broad-based securities market index for the Fund.

Response: In light of the Fund’s investment objective to seek total return comprised of income and capital appreciation, the Registrant respectfully submits that the Bank of America Merrill Lynch U.S. Dollar Three-Month LIBOR Constant Maturity Index (the “Index”) is an appropriate measure against which to compare the Fund’s performance. Item 27(b)(7) of Form N-1A (Instruction 5) defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. Finally, the Registrant notes that several other funds use this benchmark as the broad-based index against which they measure their performance.

8.	Comment: The Fund’s risk disclosure in the “Principal Risks of the Fund” section in each Prospectus should be a summary of the risk disclosure in the section captioned “Risks of the Fund” in each Prospectus. Please confirm that this is the case. Note in particular that the description of “Second Lien Loans Risk” is virtually identical in both of these sections of the Prospectuses.

Response: The Fund has incorporated this comment by streamlining its risk disclosure for loan-related investments, and the version found in the Summary section is more concise than that found under “Risks of the Fund.” The Registrant confirms that its risk disclosure, as modified, complies with the requirements of Form N-1A.

February 13, 2014 Page 4

9.	Comment: The description of “Mortgage-Backed and Other Asset-Backed Securities Risk” in the summary section of each Prospectus includes a discussion of extension and prepayment risks. Please consider including extension and prepayment risks as separate risks of the Fund in the summary section, as is done with respect to “Extension Risk” in the “Risks of the Fund” section.

Response: In addition to “Extension Risk,” the Fund also includes “Call/Prepayment Risk” (a similar risk factor) under “Risks of the Fund.” The Fund also includes disclosure about call, prepayment and extension risk in Appendix A. The Registrant believes that the Fund’s disclosure in this area is appropriate.

10.	Comment: Please consider revising the first sentence of “Second Lien Loans Risk” (“Second Lien Loans generally are subject to similar risks as Senior Loans.”) in each Prospectus to indicate that second lien loans have different or additional risks compared to senior loans. As currently written, “Second Lien Loans Risk” would lead investors to believe that second lien loans and senior loans have the same risks.

Response: Please see the response to Comment #8. The revised “Loan-Related Investments Risk” disclosure highlights the additional risks of second lien loans.

11.	Comment: In the “Risks of the Fund” section of each Prospectus, “Counterparty Risk” and “Leverage Risk” are listed as additional risks of the Fund while also being described under “Derivatives Risk.” The risks associated with leverage are also described under “Short Position Risk.” Please indicate whether “Counterparty Risk” or “Leverage Risk” is a principal risk of the Fund.

Response: The Registrant does not believe that “Counterparty Risk” or “Leverage Risk” are principal risks of the Fund requiring additional disclosure in the summary section of each Prospectus, beyond the references to these risks in the disclosure regarding Derivatives Risk and Short Positions Risk.

12.	Comment: Please explain why the Fund’s principal strategy states that the Fund may invest in U.S. Government Securities, but U.S. Government Securities are not listed as a principal risk of the Fund.

Response: U.S. Government Securities are not expected to be a principal investment of the Fund. The Fund’s “Principal Strategy” section discloses that the Fund may invest in U.S. Government Securities and other debt instruments, to highlight the breadth of the Fund’s potential debt holdings. Accordingly, the risks associated with investments in U.S. Government Securities are not principal risks of the Fund, and the Registrant respectfully declines to modify its disclosure in this regard.

February 13, 2014 Page 5

13.	Comment: The registration statement omits information regarding the contractual management fee rate in the “Service Providers—Management Fee and Other Expenses” section of the Prospectuses. Please consider whether it would be more appropriate to include this information in a filing pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”), rather than a filing pursuant to Rule 485(b).

Response: The Registrant does not believe that including the contractual management fee rate in the “Service Providers—Management Fee and Other Expenses” section of the Prospectuses should be deemed a material change that would require the Registrant to make another filing pursuant to Rule 485(a). In the case of an existing fund, Rule 485(b)(1)(i) under the 1933 Act provides that the fund may file a registration statement pursuant to Rule 485(b) if it is filed for the purposes of bringing the financial statements up to date under Section 10(a)(3) of the 1933 Act or Rules 3-12 or 3-18 of Regulation S-X. An existing fund is thus explicitly permitted to update certain financial information, including values in the annual fund operating expenses table, under Rule 485(b)(1)(i). By analogy, the Registrant believes that a new fund such as the Fund, which has not begun offering shares to the public, may also provide the contractual management fee information in a filing made pursuant to Rule 485(b). The Registrant is not aware of any SEC guidance to the contrary, and the Registrant notes that such information is often omitted in preliminary registration statements filed by registrants pursuant to Rule 485(a). Information regarding the contractual management fee with respect to the Fund was not available at the time PEA No. 39 was filed, and this information will be provided in the filing made pursuant to Rule 485(b) prior to the offering of Fund shares to the public.

14.	Comment: Please explain why the fourth paragraph under “Service Providers—Management Fee and Other Expenses” in each Prospectus is in brackets.

Response: The fourth paragraph under “Service Providers—Management Fee and Other Expenses” in the Prospectuses is in brackets because, although Goldman Sachs Asset Management, L.P. (“GSAM”) anticipated that the Fund would have an expense limitation arrangement at the time PEA 39 was filed, a final determination had not yet been made in that regard at the time of the filing. The Registrant hereby confirms that the Fund will have such an arrangement.

15.	Comment: In the “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser” section of each Prospectus, please disclose any material differences between investment strategies of the comparable registered investment company and the Fund. If there are no differences, or only minor differences, no disclosure is required.

February 13, 2014 Page 6

Response: The Registrant hereby confirms that there are no material differences in the investment strategies of the accounts included in the composite and the Fund. Accordingly, the Registrant has not modified the Fund’s disclosure in this regard.

16.	Comment: In the “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser” section of each Prospectus, please revise the prior performance information to reflect the performance of all substantially similar accounts, not just similarly managed mutual funds. If any substantially similar accounts are excluded, supplementally confirm that the exclusion would not be misleading. If the performance of separately managed accounts is included in this Appendix, please revise your disclosure to state that such accounts are not subject to investment limitations, diversification requirements or other requirements imposed by the Investment Company Act of 1940, as amended, or other federal laws which may affect the Fund’s performance. Additionally, if the performance of separately managed accounts is included, please confirm that the Registrant has the information necessary to support its investment performance calculations pursuant to Rule 204-2(a)(16) of Investment Advisers Act of 1940, as amended.

Response: The Registrant has revised the disclosure to reflect the performance of all substantially similar accounts. The Registrant’s Investment Adviser confirms that it has the information necessary to support its investment performance calculations pursuant to Rule 204-2(a)(16) of Investment Advisers Act of 1940, as amended.

17.	Comment: In the “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser” section of the Institutional Shares Prospectus, the returns for the calendar year 2012 for the comparable registered investment company is stated as 13.67%. The returns for one-year period ended December 31, 2012 of the Institutional Shares of the Goldman Sachs Strategic Income Fund in the Goldman Sachs Trust (the “GST Strategic Income Fund”) are stated as 13.68% in its prospectus dated July 29, 2013. Assuming the comparable registered investment company is the GST Strategic Income Fund, please explain why the returns differ.

Response: As stated in response to Comment #16, the Registrant has revised the disclosure to reflect the performance of all substantially similar accounts, and will no longer show the performance of the GST Strategic Income Fund alone.

February 13, 2014 Page 7

18.	Comment: In the last paragraph of the “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser” section of each Prospectus, if applicable, please disclose that the application of the Fund’s fees to the performance of the comparable registered investment company would have reduced performance if the comparable registered investment company’s fees are lower than the Fund’s fees.

Response: The Registrant has revised the disclosure to Appendix C to reflect the performance of a composite of substantially similar accounts, adjusted to reflect the fees of each Share Class of the Fund. The overall expenses of each Share Class are higher than those used to calculate the net performance of the composite, resulting in lower net performance.

Statement of Additional Information (“SAI”)

19.	Comment: In the “Trustees and Officers—Standing Board Committees” section of the SAI, please disclose the members of the Dividend Committee (i.e., are GSAM employees members of the Dividend Committee?).

Response: The Registrant confirms that the disclosure as currently written is accurate and that James A. McNamara and Scott McHugh are the members of the Dividend Committee.

Please do not hesitate to contact the undersigned at 202.261.3424 with any questions or comments concerning this correspondence.

Very Truly Yours,

/s/ Eric D. Simanek

Eric D. Simanek

cc:	Matthew Wolfe, Vice President, Goldman Sachs Asset Management, L.P.

[Letterhead of Goldman, Sachs & Co.]

Exhibit A

February 13, 2014

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Vroman-Lee:

On behalf of the Goldman Sachs Variable Insurance Trust (the “Registrant”), it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post- Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the SEC or its staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe

Assistant Secretary, Goldman Sachs Variable Insurance Trust